                                      2003
                              THIRD QUARTER REPORT

                      [CALEDONIA MINING CORPORATION LOGO]

                                   CALEDONIA
                               Mining Corporation

================================================================================
        UNIT #9, 2145 DUNWIN DRIVE, MISSISSAUGA, ONTARIO CANADA, L5L 4L9
                   TEL: (905) 607-7543    FAX: (905) 607-9806
                 WORLD WIDE WEB: HTTP://WWW.CALEDONIAMINING.COM

PRESIDENT'S MESSAGE

During the quarter, Caledonia commenced drilling on its Rooipoort platinum project in South Africa and completed the first full quarter of operation at the Barbrook Gold Mine. Mining operations at Barbrook reached their targeted tonnes and exceeded the gold grades at the quarter end and are expected to continue for the foreseeable future. Metallurgical gold recoveries have been lower than targeted due to equipment breakdown and highly refractory gold that has not responded to the installed metallurgical process. By early November, additional equipment in the Flotation circuit was installed and commissioned and should improve gold recoveries both in the flotation and resin-in-leach (RIL) gold recovery circuits. During the quarter the mine produced 14,080 tonnes of ore at a grade of 6.82 g/t and the mill processed 10,171 tonnes of feed ore at a grade of 6.53 g/t and produced 19.5 kg gold. During October, the mine produced over 6,000 tonnes of ore grading well in excess of the targeted 6.0 g/t.

The South African currency, the Rand continued to strengthen against the US dollar. The currency fluctuation is generally offset by the increase in the US dollar price of gold so that the Rand price of gold continued to remain at about R85,000 per Kg.

Caledonia is pleased to announce that Mr. Jacques du Plessis has been appointed as General Manager of Caledonia's African operations. Mr. Du Plessis, a South African citizen, is a Mining Engineer and has had over 30 years experience in the South African mining industry and over 15 years in senior management positions. Mr. Du Plessis will take over the immediate responsibility for the Barbrook and Eersteling gold mines.

Caledonia's overall loss for the quarter was $1,072,000 ($0.004 per share). The year-to-date loss was $2,686,000 ($0.012 per share) compared to a loss of $1,373,000 ($0.008 per share) for the same nine-month period in 2002.

Caledonia continues to be bullish on the prospects for the precious metals markets and believes that it is well positioned to benefit from any improvement in the gold and platinum sectors.

DISCUSSION AND ANALYSIS ON RESULTS OF OPERATIONS

South Africa

At the Barbrook Gold Mine stope development and production reached the targeted tonnage and exceeded the predicted grade during the quarter. Underground production met and exceeded the target figures due to the opening of new stoping areas. Additional crews were hired and improved underground infrastructure has been installed. Stope preparation in the main stoping areas has been advanced that should ensure that future targeted tonnages are met.

The mill operated throughout the quarter but excessive end liner wear restricted throughput to 10,171 tonnes from the targeted 6,000 tonnes per month. Treated gold grades at 6.5 g/t were about 9% above the target. The mill end plates were temporarily repaired and thereafter the mill throughputs reached the target levels. The erratic and high sulphide content of the fresh underground ore led to difficulties in flotation control and reduced the gold recovery. To compensate for variable sulphide feed, an Imhoflot cleaner section has been installed which will further upgrade the flotation concentrate grade and reduce the concentrate mass generated. This addition will also improve the gold leaching recovery in the RIL section. The recently mined ore, although of significantly higher grade contains a much higher level of refractory gold in the form of arsenopyrite than had previously been encountered. This higher grade gold associated mineral gives much lower gold recovery than the more normal quartz, pyrite and pyrrhotite associated gold. Overall plant gold recovery for the quarter was unacceptably low at just over 30% compared to the target of 70%. The gold recovery should increase significantly with the introduction of the Imhoflot cleaner section and improvements in the RIL circuit. Alternative metallurgical equipment is also being investigated and the metallurgical management is being further upgraded.

The Rooipoort Exploration Project, approximately 8 kilometres east of Potgietersrus and about 30 km southwest of Caledonia's Eersteling gold mine in the Limpopo province of South Africa is considered to be highly prospective for platinum deposits. Based on the comprehensive desk study completed in the 2nd quarter of this year, that was based on the high resolution airborne geophysics and the down dip drilling on the adjacent farm undertaken by Anglo Platinum/JCI and Falconbridge during the 1970's, an initial stratographic drilling program was developed. This drill program has been costed and contracts for the initial diamond drilling and assaying of the core generated have been negotiated. The previously mentioned desk study has confirmed the likely presence of Merensky like and UG-2 like platinum reefs, and potentially the continuation of the Plat reef mineralization, on the property. These three reefs are the dominant platinum bearing reefs in the Bushveld geological Complex found in the Rooipoort area.

A trenching program to investigate these occurrences commenced in late August 2003 and was abandoned due to the depth of soil and colluvium (3 to 15 m) in the area. Sampling, assaying and quality control (QC) programs have been put in place prior to the start of the trenching and the mobilisation of the drills. Drilling commenced in September 2003 and this initial 15-hole program will be completed in the fourth quarter. Further announcements can be expected in the near future.

The Eersteling Gold Mine remained on care and maintenance during the quarter. A hydrological survey was carried out in the quarter preparatory to the commencement of shaft dewatering. It is planned that the Eersteling gold mine's return to commercial production will be delayed until the results of the exploration program at Eersteling's Roodepoort property located just east of the Eersteling metallurgical plant are received and evaluated. The Roodepoort property, fully owned by Eersteling, is thought to be prospective for a shallow, open-pit gold deposit.

At the Goedgevonden diamond prospect near Stilfontein in North West Province more detailed ground gravimetric and magnetometric surveys were conducted in the 2nd quarter over the pipe and other prospective targets in the area. This survey has indicated the existence of a northward extension to the known pipe that potentially increases its size by 30%. This extension has not been previously tested.

On the Eleazar diamond property, 5 km northeast of Goedgevonden a further survey was conducted. This survey, centered over a prominent shallow depression has shown a gravity anomaly that may indicate the presence of a previously unknown kimberlite.

Zambia

Caledonia and their joint venture partners, Motapa Diamonds Inc., are planning this year's exploration program for the Mulonga Plain joint venture. At the Kashiji Plain licence area a number of aero magnetic generated geophysical anomalies will be evaluated by ground geophysics The next phase of exploration will include further aero-magnetic surveys over a new area of anomalous kimberlite indicator mineral values. An extension of the Kashiji Plain licence area is being sought. Any new targets of merit will then be drill tested. On the Mulonga Plain licence, work will be concentrated in the southeastern portion of the Mulonga Plain anomaly to follow-up on the encouraging geochemical results obtained last year. The complex geomorphic evolution of Mulonga Plain requires a reappraisal of the large amount of accumulated information to more accurately define the appropriate future exploration methodology.

Elsewhere in Zambia, the Luamfula, Ngosa and Konkola West prospecting licences were renewed for a two-year period. These licence areas form part of the Kalimba/Nama licence group and are prospective for copper, cobalt and nickel. Interest has been expressed by a Zambian mining company for a source of cobalt/copper concentrate suitable for their Zambian operation. An evaluation is being conducted to determine if such a concentrate could be produced at Nama from the higher cobalt/copper anomaly "A" area. This shallow partially-oxidized "A" deposit was discovered by Caledonia in 1995/1996. The "A" anomaly is only one of several cobalt anomalous areas that combine to a resource of about a billion tonnes of low-grade cobalt/copper shallow mineralization. Nama is located immediately west and adjacent to the Konkola mining area on Zambia's famous Copperbelt.

Canada

Kikerk Lake

The property is located in the Coronation Gulf region of Nunavut. The diamondiferous Potentilla and Stellaria kimberlites were identified on the property in 2001 and 2002 respectively.

The summer portion of the 2003 exploration program has now been completed. A total of 100 samples were taken from 6 discrete areas across the claims. This sampling was carried out to follow-up on a number of unexplained indicator mineral and geophysical anomalies through heavy mineral sampling, ground geophysical surveys and prospecting. The samples will be analysed and the information used to determine the termination of indicator mineral trains.

As part of the requirements for taking them to lease, all claims were surveyed during the quarter. The Mining Recorder is now reviewing these lease applications.

Exploration on the Kikerk Lake property is governed by a joint venture agreement among Ashton Mining of Canada (Ashton), Caledonia and Stornoway Diamond Corporation (Stornoway), the successor company of Northern Empire Minerals Limited. In 2003, Caledonia's joint venture parties have spent an amount of about $575,000 on the Kikerk Lake property. Ashton has a 52.5 percent interest in the property and has exercised an option with Caledonia to increase its interest to 59.5 percent. Stornoway has a 30 percent joint venture interest and has participated in the recent programs. Caledonia has a fully carried interest in the property until a "fully-engineered" feasibility study has been completed.

Financing

In the quarter, Caledonia raised $5 million, before closing costs, through the sale of up to 20 million units under a private placement financing. Each unit was priced at $0.25 and comprised one common share of Caledonia and one half common share warrant. Each full warrant entitled the holder to purchase one common share of Caledonia at a price of $0.35 for a period of eighteen months from the date of closing. The funds raised are being used to finance full production of the Barbrook Gold Mine, Caledonia's ongoing exploration activities in Southern Africa, and for general corporate purposes.

On behalf of the Board of Directors

(signed) S.E. Hayden,
Chairman of the Board, President and
Chief Executive Officer
November 25th 2003

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected. Risk and uncertainties about Caledonia's business are more fully described in the Management's Discussion and Analysis published in Caledonia's Annual Report, Form 20F and the Annual Information Form.

                          CALEDONIA MINING CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                   SEPTEMBER 30,    DECEMBER 31,
(UNAUDITED)                                                                             2003           2002
-----------                                                                        ------------     -----------
ASSETS

Current

       Cash and short term deposits                                                $      4,228     $     1,864

       Accounts receivable                                                                  269             113

       Prepaid expenses                                                                     126             117
                                                                                   ------------     -----------
                                                                                          4,623           2,094
INVESTMENT AT COST                                                                           79              79

CAPITAL ASSETS                                                                            8,123           7,715

MINERAL PROPERTIES                                                                       16,070          14,879
                                                                                   ------------     -----------
                                                                                   $     28,895     $    24,767
                                                                                   ------------     -----------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current

       Accounts payable                                                            $         916    $      1,267

       Loan payable                                                                           25              69
                                                                                   -------------    ------------
                                                                                             941           1,336
PROVISION FOR SITE RESTORATION                                                               524             506

NON-CONTROLLING INTEREST                                                                     774             774
                                                                                   -------------    ------------
                                                                                           2,239           2,616
                                                                                   -------------    ------------
SHAREHOLDERS' EQUITY (note 1)

       Share capital                                                                     156,596         149,623

       Contributed surplus                                                                   209             209

       Broker compensation warrants                                                          395             177

       Deficit                                                                          (130,544)       (127,858)
                                                                                   -------------    ------------
                                                                                          26,656          20,151
                                                                                   -------------    ------------
                                                                                   $      28,895    $     24,767
                                                                                   =============    ============

On behalf of the Board:

________________________  Director
(signed) J. Johnstone

________________________  Director
(signed) F. C. Harvey

                          CALEDONIA MINING CORPORATION
                       CONSOLIDATED STATEMENTS OF DEFICIT
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                       THREE MONTH PERIOD                      NINE MONTH PERIOD
                                       ENDED SEPTEMBER 30,                    ENDED SEPTEMBER 30,
(UNAUDITED)                       2003         2002         2001        2003         2002         2001
-----------                    ---------    ---------    ---------    ---------    ---------    ---------
DEFICIT, Beginning of period   ($129,472)   ($124,364    ($122,812    ($127,858    ($123,527    ($122,332

NET (LOSS) FOR THE PERIOD         (1,072)        (536)        (465)      (2,686)      (1,373)        (945)
                               ---------    ---------    ---------    ---------    ---------    ---------
DEFICIT, End of period         ($130,544)   ($124,900    ($123,277    ($130,544    ($124,900    ($123,277
                               =========    =========    =========    =========    =========    =========

                          CALEDONIA MINING CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                             THREE MONTH PERIOD           NINE MONTH PERIOD
                                             ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
(UNAUDITED)                               2003       2002     2001     2003       2002       2001
------------                             -------    -------  -------  -------    -------    -------
REVENUE AND OPERATING COSTS

 Revenue from sales                      $   259     $    2   $   11  $   312     $   32     $   44

 Operating costs                             921        143      149    2,225        346        162
                                         -------    -------  -------  -------    -------    -------
GROSS MARGIN (LOSS)                         (662)      (141)    (138)  (1,913)      (314)      (118)
                                         -------    -------  -------  -------    -------    -------
COSTS AND EXPENSES

 General and administrative                  378        472      257    1,006      1,060        779

 Interest                                     33          -       26       97         24         64

 Other expense (income) (note 2)              (1)       (77)      44     (330)       (23)       (16)
                                         -------    -------  -------  -------    -------    -------
                                             410        395      327      773      1,061        827
                                         -------    -------  -------  -------    -------    -------
(LOSS) BEFORE NON-CONTROLLING INTEREST    (1,072)      (536)    (465)  (2,686)    (1,375)      (945)

 Non-controlling interest                      -          -        -        -         (2)         -
                                         -------    -------  -------  -------    -------    -------
NET (LOSS) FOR THE PERIOD                ($1,072)   ($  536) ($  465) ($2,686)   ($1,373)   ($  945)
                                         =======    =======  =======  =======    =======    =======
(LOSS) PER SHARE
 Basic                                   ($0.004)   ($0.003) ($0.003) ($0.012)   ($0.008)   ($0.006)
                                         =======    =======  =======  =======    =======    =======

                          CALEDONIA MINING CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                          THREE MONTH PERIOD            NINE MONTH PERIOD
                                                                          ENDED SEPTEMBER 30,          ENDED SEPTEMBER 30,
(UNAUDITED)                                                            2003      2002      2001      2003      2002      2001
-----------                                                           -------   -------   -------   -------   -------   -------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
 Net (loss) for the period                                            ($1,072)  ($  536)  ($  465)  ($2,686)  ($1,373)  ($  945)
 Items not involving cash
  Change in provision for site restoration                                  -         -         -        18        (2)        -
  Non-controlling interest                                                  -         -         -         -         -         -
                                                                      -------   -------   -------   -------   -------   -------
                                                                       (1,072)     (536)     (465)   (2,668)   (1,375)     (945)
 Change in non-cash working capital balances                             (180)     (169)     (264)     (516)      (83)      (98)
                                                                      -------   -------   -------   -------   -------   -------
                                                                       (1,252)     (705)     (729)   (3,184)   (1,458)   (1,043)
                                                                      -------   -------   -------   -------   -------   -------
INVESTING ACTIVITIES

 Purchase of investment                                                     -         -         -         -       (79)        -

 Expenditures on capital assets                                          (214)     (159)       51      (408)     (186)       51

 Expenditures on mineral properties                                      (110)      (46)        -    (1,191)      (59)        -
                                                                      -------   -------   -------   -------   -------   -------
                                                                         (324)     (205)       51    (1,599)     (324)       51
                                                                      -------   -------   -------   -------   -------   -------
FINANCING ACTIVITIES

 Loan payable                                                               -         -         -       (44)   (1,030)        -

 Issue of share capital and compensation warrants net of issue costs    4,671     1,448       668     7,191     4,120       960
                                                                      -------   -------   -------   -------   -------   -------
                                                                        4,671     1,448       668     7,147     3,090       960
                                                                      -------   -------   -------   -------   -------   -------
INCREASE (DECREASE) IN CASH FOR THE PERIOD                              3,095       538       (10)    2,364     1,308       (32)

CASH AND CASH EQUIVALENTS, beginning of period                          1,133       860        53     1,864        90        75
                                                                      -------   -------   -------   -------   -------   -------
CASH AND CASH EQUIVALENTS, end of period                              $ 4,228   $ 1,398   $    43   $ 4,228   $ 1,398   $    43
                                                                      =======   =======   =======   =======   =======   =======

                          CALEDONIA MINING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)

CERTIFICATION

The Chief Executive Officer and the Vice President Finance confirm the veracity and soundness of these financial and operating results and have provided the board of directors with confirmation supporting this.

BASIS OF PRESENTATION

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

MEASUREMENT UNCERTAINTIES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties. Management's calculation of mineral resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. Actual results could differ from those estimated.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.

The Company's principal consolidated subsidiaries are Barbrook Mines Limited (100% owned) ("Barbrook"), Eersteling Gold Mining Company Limited (96% owned) ("Eersteling") and Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited (all 100% owned) (collectively known as "Caledonia Zambia").

FINANCIAL DISCLOSURE NOTE

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the Company. The interim consolidated financial statements should be read in conjunction with the year end 2002 audited financial statements for the detailed note disclosure which is not materially different to these interim financial statements.

1.       SHARE CAPITAL

         Issued and Outstanding

         On January 6, 2003, the Company concluded a private placement financing for $3.0 million gross proceeds comprised of 12,000,000 units. Each unit is comprised of one common share and one half common share purchase warrant issued at $0.25 per unit. In addition, a total of 1,200,000 whole broker warrants were issued with each warrant exchangeable for one whole common share. Whole warrants are exchangeable for shares at $0.33 per share for a period of one year from closing. A total of 6,720,000 units and 672,000 whole broker warrants were closed on December 31, 2002 for gross proceeds of $1,680,000. The balance of the private placement of $1,320,000 was closed on January 6, 2003. The remaining 528,000 broker compensation warrants were issued upon closing at an assigned value of $0.11 per warrant for a total consideration of $58,000. Share issue costs associated with the January 6, 2003 closing amounted to $119,000 and have been charged to share capital.

         During the third quarter of 2003, the Company concluded a private placement financing for $5.0 million gross proceeds comprised of 20,000,000 units. Each unit is comprised of one common share and one half common share purchase warrant issued at $0.25 per unit. In addition, a total of 2,000,000 whole broker warrants were issued with each warrant exchangeable for one whole common share. Whole warrants are exchangeable for shares at $0.35 per share for a period of eighteen months from the date of closing. The 2,000,000 broker compensation warrants issued upon closing were assigned a value of $0.08 per warrant for total consideration of $160,000. Share issue costs of $540,000 and have been charged to share capital.

         During the first nine months of the year a total of 7,405,706 common share were issued pursuant to the exercise of common share purchase warrants for total proceeds of $1,446,000 and 106,475 common shares were issued for the exercise of stock options for proceeds of $40,000.

         As of September 30, 2003 the Company has 244,587,452 common shares outstanding (December 31, 2002 - 211,795,270). The basic loss per share has been calculated based upon a weighted number of common shares outstanding as follows:

                For the period ended September 30, 2003    -  225,326,974
                For the quarter ended September 30, 2003   -  230,502,911

         Stock Options

         Options to purchase common shares have been granted to directors, officers, employees and consultants at exercise prices determined by reference to the market value on the date of grant. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at September 30, 2003, the Company has stock options outstanding for the purchase of 11,398,700 common shares (as at December 31, 2002 - 12,680,800 common shares). All of the options outstanding are exercisable. A total of 106,475 options were exercised during the first quarter of 2003 for proceeds of $40,000. There were no stock options granted during the first, second or third quarters of 2003. A total of 1,175,625 stock options expired as unexercised during the second quarter.

         Warrants

         As of September 30, 2003, the Company has outstanding warrants to purchase an aggregate of 23,136,660 common shares.

2.       OTHER EXPENSE (INCOME)

         Included in other expense (income) is an unrealized foreign exchange gain of $296,000 (2002 - gain of $22,000; 2001 - gain of $46,000)

CORPORATE DIRECTORY

BOARD OF DIRECTORS
S. E. Hayden
J. Johnstone
F. C. Harvey
W. I. L. Forrest
C. R. Jonsson

OFFICERS
S. E. Hayden
Chairman of the Board, President and
Chief Executive Officer

F. C. Harvey
Technical Director

J. Johnstone
Vice-President Operations and
Chief Operating Officer

S. W. Poad
Vice-President Finance and
Administration

J. Smith
Vice-President Exploration

HEAD OFFICE
CANADA - HEAD OFFICE
Caledonia Mining Corporation
Unit #9
2145 Dunwin Drive
Mississauga, Ontario
L5L 4L9 Canada
Tel: (905) 607-7543
Fax: (905) 607-9806

SHARES LISTED
The Toronto Stock Exchange
Symbol "CAL'
NASDAQ OTC BB
Symbol "CALVF"

CAPITALIZATION
(September 30, 2003)
Authorized: Unlimited
number of common shares
Issued Common Shares: 244,587,452
Warrants: 23,136,660
Options: 11,398,700

SOLICITORS
Borden Ladner Gervais LLP
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y4 Canada

Tupper, Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, British Columbia
V6E 2L3 Canada

AUDITORS
BDO Dunwoody LLP
Chartered Accountants
Suite 3200, 200 Bay Street
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J8 Canada

REGISTRAR &
TRANSFER AGENT
Equity Transfer Services Inc.
Suite 420
120 Adelaide Street West
Toronto, Ontario
M5H 4C3 Canada
Tel: (416) 361-0152
Fax: (416) 361-0470

BANK
Canadian Imperial Bank Of Commerce
6266 Dixie Road
Mississauga, Ontario
L5T 1A7 Canada

INTERNET
Web Site:
http://www.caledoniamining.com